UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42907

Charming Medical Limited

(Translation of registrant’s name into English)

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with an extraordinary general meeting of shareholders of Charming Medical Limited (the “Company”), attached hereto and incorporated by reference herein are the Notice of Extraordinary General Meeting, the Proxy Statement, and Form of Proxy Card for the Extraordinary General Meeting.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card for the Extraordinary General Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2026	Charming Medical Limited

	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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